

January 12, 2017

N. Voloshin
Chief Financial Officer
Cavitation Technologies, Inc.
10019 Canoga Ave
Chatsworth, California 91311

      Re: Cavitation Technologies, Inc.
            Form 10-K for Fiscal Year Ended June 30, 2016
            Filed October 13, 2016
            File No. 000-53239

Dear Mr. Voloshin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2016

Item 9A. Controls and Procedures

Report of Management on Internal Controls over Financial Reporting, Page 27

1.   It appears in this section you have repeated the conclusion in regard to the effectiveness of your disclosure controls and procedures. Please amend you filing to provide in this section a conclusion on the effectiveness of your internal control over financial reporting as required by Item 308(a)(3) of Regulation S-K.

N. Voloshin
Cavitation Technologies, Inc.
January 12, 2017
Page 2

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure